FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX ANNOUNCES APPOINTMENT OF NEW EMBRATEL OFFICERS

Mexico, City, June 22, 2004. Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced today that due to Anatel's approval of TELMEX's acquisition of Embratel, Carlos Henrique Moreira was appointed President of the company and Jose Formoso Martinez as Chief Executive Officer. Both executives will continue working with the present Embratel management until the acquisition is concluded, when they will assume their new positions which is expected to be at the end of July.

Embratel is the main long distance operator in Brazil and also offers data and Internet services. Additionally, it has the largest telecommunications network in Latin America and the only domestic fiber optic network. In addition it controls a group of satellites with worldwide coverage. Its long distance connection code "21" is the leader in the Brazilian market. The acquisition of Embratel is part of TELMEX's strategy to become the leading telecommunications company in Latin America.

TELMEX is the leading telecommunications company in Mexico with 16.1 million telephone lines in service, 2.5 million line equivalents for data transmission and 1.5 million internet accounts. TELMEX offers telecommunications services through an almost 75 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2004	TELEFONOS DE MEXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Perez Title: Chief Financial Officer

Ref: TELMEX ANNOUNCES APPOINTMENT OF NEW EMBRATEL OFFICERS